CDSI HOLDINGS INC.
100 S.E. Second Street
Miami, Florida 33131
Phone #: 305-579-8000

September 30, 2011

VIA EDGAR

Mr. John Reynolds
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:	CDSI Holdings Inc. (the "Company") Form PREM14C originally filed August 18, 2011 (File No. 000-22563)

Dear Mr. Reynolds:

The Company hereby acknowledges the following:

(1)           The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)           Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CDSI HOLDINGS INC.

By:	/s/ J. Bryant Kirkland III
Name: J. Bryant Kirkland III
Title: Vice President, Chief Financial Office and Treasurer